FUND SERVICES AGREEMENT

This Services Agreement (the “Agreement”) dated as of May 23, 2012, by and among WMFS Fund Limited, a Cayman Islands Limited Company (the “Fund”), and PYXIS GLOBAL FINANCIAL SERVICES, LLC a Colorado limited liability company ( “Pyxis”).

Recitals

A.
The Fund wishes to retain Pyxis to provide certain accounting and reporting services with respect to its accounting, investments and managed account portfolios and Pyxis is willing to furnish such services.

B.	Terms used in this Agreement without definition have the meanings set forth in the Fund’s Prospectus, Offering Documents and formation agreements, as amended.

Terms

The Fund and Pyxis agree as follows:

1.	Effective Date. This Agreement shall be effective as of the launch date of the Fund.

2.
Duties of Pyxis.  Pyxis, subject to the supervision of the Fund, shall have sole responsibility for performing the services described herein for the Fund.  Accordingly, Pyxis shall perform such services in connection with the day-to-day operations as may be agreed upon from time to time among the Fund and Pyxis, including, but not limited to, the services described in Exhibit A hereto.  All services will be provided on business days only.  For purposes of this Agreement, a “business day” is any day that is not a Saturday, Sunday or a day on which banks in the State of Colorado are closed or the NYSE Euronext exchange is closed.

The Fund understands that Pyxis is not a licensed or registered broker-dealer and shall not request that Pyxis perform any services that would cause Pyxis to be considered a “broker-dealer” under the Securities Exchange Act of 1934, as amended.

3.	Authorized Persons and Form of Instructions.

(a)
The Fund represents that the following persons listed on Exhibit B hereto are agents of the Fund (“Authorized Persons”) and are authorized to provide written instructions to Pyxis hereunder.  The Fund is an Authorized Person.

(b)	The list of Authorized Persons may be changed by the Fund at any time upon written notice to Pyxis by the Fund.

(c)
Any instructions by an Authorized Person to Pyxis regarding the services to be performed hereunder shall be in writing (which includes electronic mail and facsimile) and on any form provided to the Fund by Pyxis for a particular service.  Instructions shall be deemed effective on the date actually received or rejected; unless received on a day that is not a business day or, to the extent an instruction relates to trading on a certain market or exchange, one hour prior to the close of that certain market or exchange, and then the notice shall be deemed effective on the next business day.

700 17th Street  ∙  Suite 2400  ∙  Denver, Colorado  ∙  80202  ∙  (303) 226-5700
www.pyxisgfs.com

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

(d)	Pyxis shall have no responsibility to act on any instruction that is not in writing or that is from any person who is not an Authorized Person.

4.	Compensation of Pyxis.

(a)	The Fund shall pay to Pyxis the fees described in Exhibit C.

(b)
The Fund shall reimburse Pyxis for any reasonable out-of-pocket expenses advanced by Pyxis; however, any out-of-pocket expenses advanced by Pyxis in excess of $1,000 shall require the prior approval of the Fund.  Pyxis shall provide to the Fund receipts and any other back-up documentation for such expenses.

(c)
Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by Pyxis under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund originally provided to Pyxis.  During each year of the Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the fee that would be charged for the same services would be the base fee rate (as reflected in Exhibit C) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties

(d)
Each separately managed account under the control of the Fund shall pay all of its own expenses incurred in conducting the account’s business, including, but not limited to, any management fee payable to the Fund and any trading, pricing, custodial, borrowing, banking, legal, accounting, tax preparation, documentation, reporting or auditing expenses, expenses and costs incurred in connection with the organization of the account or account holder, and any other items of a general overhead and administrative nature which are customarily incurred by persons engaged in the business of managing the account.

5.	Responsibility and Remedy.

(a)
Pyxis shall have the duty of reasonable care in carrying out the provisions of this Agreement, and shall only be liable to the Fund for any action taken or omitted by it with gross negligence, fraud, bad faith, willful misconduct or reckless disregard of its duties under this Agreement.  The Fund shall have the duty of reasonable care in carrying out the provisions of this Agreement, and shall only be liable to Pyxis for any action taken or omitted by it with gross negligence, fraud, bad faith, willful misconduct or reckless disregard of its duties under this Agreement.  All requests for performance of the services to be provided hereunder shall be made and such services performed within commercially reasonable time frames unless otherwise specifically agreed to in writing by all of the parties hereto.  Pyxis and each of its related parties and affiliates that exist now or in the future (the “Pyxis Indemnified Parties”) shall not be liable to the Fund for any action requested by the Fund or an Authorized Person which cannot be accomplished within commercially reasonable time frames or as otherwise specifically agreed to in writing by Pyxis; provided that such inaction is not a result of an Pyxis Indemnified Parties’ gross negligence, fraud, bad faith, willful misconduct or reckless disregard of Pyxis’s duties under this Agreement.

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

(b)
Pyxis shall indemnify and hold harmless the Fund and each of their respective related parties and affiliates that exist now or in the future (the “Fund Indemnified Parties”) from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Fund Indemnified Parties as a result of any claim, demand, action or suit arising out of Pyxis’s failure to comply with the terms of this Agreement or applicable federal or state laws or regulations, or arising out of Pyxis’s gross negligence, fraud, bad faith, willful misconduct, or reckless disregard of its duties, provided that this indemnification shall not apply to actions or omissions of the Fund Indemnified Parties in case of their own gross negligence, fraud, bad faith or willful misconduct.  Fund Indemnified Parties shall promptly advise Pyxis of all pertinent facts concerning any potential claim for indemnification against Pyxis. Notwithstanding any other provision herein, the Fund shall not be liable to Pyxis for: (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, and loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “Acts of God.”

(c)
Pyxis’s sole and exclusive remedy for loss or damage caused by, related to, or arising from any act or omission of the Fund in connection with this Agreement, regardless of the form of action, whether at law or in equity, and whether in contract or tort (including negligence, strict liability or otherwise, even if an authorized representative of the Fund has been advised of the possibility of the same and regardless of the foreseeability), shall be the recovery of an amount equal to the amount actually paid by the Fund  to Pyxis under these terms and conditions up to 12 cumulative months.  In no event shall the Fund be liable for any lost profits or direct, indirect, special, incidental, consequential or punitive damages, (including, but not limited to, damages for loss of confidential or other information, for business interruption, for personal injury, for loss of privacy, for failure to meet any duty including of good faith or of reasonable care, for negligence, for any pecuniary loss, or any other loss whatsoever).

(d)
The Fund shall indemnify and hold harmless Pyxis Indemnified Parties from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by Pyxis Indemnified Parties as a result of any claim, demand, action or suit (i) relating to any action taken by Pyxis in good faith pursuant to this Agreement (including, without limitation, any action taken by Pyxis in reliance on any instruction by the Fund or an Authorized Person, unless such instruction is countermanded in writing received by Pyxis prior to taking such action), (ii) arising out of the Fund’s failure to comply with the terms of this Agreement or applicable federal or state laws or regulations, or (iii) arising out of the Fund’s or an Authorized Person’s gross negligence, fraud, bad faith, willful misconduct, or reckless disregard of its duties; provided that this indemnification provided in this Section 5(d) shall not apply to actions or omissions of Pyxis Indemnified Parties that result from their own gross negligence, fraud, bad faith or willful misconduct.  Pyxis Indemnified Parties shall promptly advise the Fund of all pertinent facts concerning any potential claim for indemnification against the Fund.  Notwithstanding any other provision herein, Pyxis shall not be liable to the Fund for: (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, and loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “Acts of God.”

(e)
The Fund’s sole and exclusive remedy for loss or damage caused by, related to, or arising from any act or omission of Pyxis in connection with this Agreement, regardless of the form of action, whether at law or in equity, and whether in contract or tort (including negligence, strict liability or otherwise, even if an authorized representative of Pyxis has been advised of the possibility of the same and regardless of the foreseeability), shall be the recovery of an amount equal to the amount actually paid Pyxis under these terms and conditions up to 12 cumulative months.  In no event shall Pyxis be liable for any lost profits or direct, indirect, special, incidental, consequential or punitive damages, (including, but not limited to, damages for loss of confidential or other information, for business interruption, for personal injury, for loss of privacy, for failure to meet any duty including of good faith or of reasonable care, for negligence, for any pecuniary loss , or any other loss whatsoever) arising out of or in any way related to the provision of or failure to provide support or other services, information, software, and related content through software or otherwise arising out of the use of software or services, or otherwise under or in connection with any provision of this Agreement, even if advised of the possibility of such damages.

6.	Exclusivity. Pyxis is not excluded from furnishing similar services to others provided that services provided by Pyxis under this Agreement are not impaired.

7.	Confidentiality.

(a)
The Fund and Pyxis each possess Proprietary Information, as defined below.  At all times, both during the term of this Agreement and after its termination, Pyxis shall keep in strictest confidence and trust all Proprietary Information, and shall not disclose any Proprietary Information, without the prior written consent of the Fund, except as may be necessary in the ordinary course of performing its services under this Agreement and except that Pyxis may share any Proprietary Information with its affiliates, related parties, employees, independent contractors and advisors.  Pyxis shall enter into or have entered into like confidentiality agreements with each of their respective employees, agents, and representatives.

(b)
The term “Proprietary Information” means information that has commercial value and is treated by the Fund or Pyxis as confidential.  Proprietary Information may include information created, discovered or developed by any such party, whether before or after the date of this Agreement.  Proprietary Information may also include information belonging to the clients, affiliates and counterparties of the Fund or Pyxis.  Proprietary Information includes, without limitation, the structure and investment strategies of the Fund, including the information contained in the Fund’s Commodity Advisory Agreement, as amended from time to time, financial agreements and arrangements, computer programs, know-how, methods, techniques, data, marketing and business plans and outlines, budgets, projections, unpublished financial statements, costs, fee schedules, client lists, client and prospective client databases and access codes and similar security information and procedures.  The term Proprietary Information also includes information that pertains to (i) this Agreement or the business of Fund or Pyxis; and (ii) confidential or proprietary information of the Fund, Pyxis or their respective affiliates, or which is labeled in writing as confidential or proprietary.

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

8.
Independent Contractor.  Pyxis is deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of any such party.

9.
Record Retention and Transfer.  Pyxis shall preserve its material administrative Fund records for such period as may be required by applicable law or until delivered to Fund or any duly appointed successor vendor.  All such records shall be the property of the Fund.  Within sixty (60) days of the termination of this Agreement, if requested in writing by the Fund, Pyxis agrees to provide the Fund with copies of all electronic data related to this Agreement in a format consistent with Pyxis’s internal systems or software vendors.  The fee for such records transfer shall be the sum of the monthly fees for the twelve (12) months preceding the termination of this Agreement.  Pyxis reserves all rights and discretion regarding its third party software vendors.

10.
Term of this Agreement.  This Agreement shall continue in effect for two (2) years commencing on the Effective Date.  This Agreement shall be renewable at the end of the current term for a successive two (2) year term unless either party gives written notice pursuant to Section 16, Notices, of its intention not to renew ninety (90) days before expiration of the current term or any subsequent two (2) year term.

11.
Assignment.  This Agreement may not be assigned by any party without the prior written consent of the other party.  Any attempted assignment without such consent shall be void.  This Agreement is binding on and inures to the benefit of the parties and their permitted assigns.

12.	Amendments of this Agreement. This Agreement may be amended only by the written consent of each party.

13.
Arbitration.  Any unresolved dispute, question, disagreement, controversy or claim relating to this Agreement shall be settled by arbitration administered by the National Futures Association (NFA) Member Arbitration Program or in such jurisdiction site as determined by the NFA Member Arbitration Program in accordance with its Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  Except as required by law, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of all parties of such courts.

14.
Neutral Construction.  The parties to this Agreement agree that this Agreement was negotiated fairly between them at arm’s length and that the final terms of this Agreement are the product of the parties’ negotiations.  The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provision(s).

15.
Notices.  All notices, consents or other actions under this Agreement shall be in writing and shall be deemed effective on the date actually received or rejected (unless received on a day that is not a business day, in which case such notice shall be deemed effective on the next business day), if sent by personal delivery, express mail or commercial overnight delivery service providing a receipt for delivery, e-mail or facsimile, to the address set forth below (or such other address provided in writing to the other party).

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

To the Fund:

WMFS Fund Limited
700 17th St., Ste. 2400
Denver, CO  80202
Attn:  Patrick J. Kane
Tel:  (303) 454-5502
Facsimile:  (303) 454-8154
Electronic mail: patrick.kane@wakefieldfunds.com

To Pyxis:

Pyxis Global Financial Services LLC
700 17th Street
Suite 2400
Denver, CO  80202
Attn: Garrett W. Phillips
Tel:  (303) 226-5700 main
Tel:  (303) 226-5705 direct
Facsimile:  (303) 292-5705
Electronic Mail: gphillips@pyxisgfs.com

16.
Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision, and (d) there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

17.	Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to the choice of law provisions thereof.

18.
Entire Agreement.  This Agreement constitutes the entire agreement among the parties, and supersedes all prior agreements, whether written or oral, among the parties and their affiliates relating to the subject matter hereof.

19.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PYXIS GLOBAL FINANCIAL SERVICES, LLC

By:	/s/ Garrett W. Phillips
Name:	Garrett W. Phillips
Title:	Chief Executive Officer

WMFS Fund Limited

By:	/s/ Patrick F. Hart III
Name:	Patrick F. Hart III
Title:	Director

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

EXHIBIT A
VALUATION and ACCOUNTING SERVICES

1.	MANAGED ACCOUNT ACCOUNTING AND REPORTING SERVICES

1)	SETUP AND BOARDING OF ACCOUNT AND PORTFOLIO INFORMATION

i.	Review all documents relating to the Fund’s Managed Accounts

ii.	Setup of account templates including account name/number, cash holdings, notional equity, fee schedules and current accruals

iii.	Setup and configuration of the Fund’s managed account portfolio valuation templates

iv.	Setup, configuration and testing of any automated inventory, transaction and pricing interfaces (Custodians, FCMs, Pricing Services, Execution Services), as applicable

v.	Setup and configuration of the Fund’s managed accounts (cash, notional funds, high-water marks, loss carry-forward and initial VAMI)

vi.	Setup and configuration of the work papers in connection with the Fund’s annual audit and U.S. Tax filings

vii.	Create initial portfolio reports, as directed by the Fund and the Fund’s administrator, for its client portfolios

2)	VALUATION, ACCOUNTING AND REPORTING SERVICES

1)	Process new and closed accounts, process account funding increases and decreases in accordance with the Fund’s instructions.

2)	Calculate unaudited daily Net Asset Value (NAV) for the fund’s managed accounts including:

i.	Contributions and withdrawals

ii.	Realized Profit and Loss

iii.	Brokerage Commissions, actual and accrued

iv.	Unrealized Profit and Loss (change in Open Trade Equity)

v.	Net realized and Unrealized Profit and Loss

vi.	Accrued operating expenses, management fees and performance allocations

vii.	Compounded rate of return, daily and Year to Date

viii.	Value Added Monthly Index (VAMI)

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

3)	Prepare daily accounting and reporting for the Fund and the Fund’s administrator, including, but not limited to:

i.	Performance reporting – “13 column” performance table and equity reporting for each account and composite program

ii.	Realized/Unrealized trade report by account, instrument, sector and program

iii.	Capsule Performance Reporting

iv.	Management Fee and Incentive Allocation payment invoices

v.	Other reports as agreed by Pyxis and the Fund

vi.	Tax Lot Reporting

vii.	Additional reports and processes as agreed by Pyxis and the Fund

2.	OTHER PORTFOLIO VALUATION AND ACCOUNTING SERVICE

1)	Swaps and Derivates (Scope of work TBD upon completion of Swap Agreements currently being negotiated)

2)	Investments in Commodity Pools and other Investment Funds (Scope of work TBD upon investment)

3.	FUND VALUATION, ACCOUNTING AND REPORTING SERVICES

1)	General Administration. Pyxis shall conduct and be responsible for:

i.	the day-to-day administration, reporting, and business of Fund;

ii.	determining and notifying Fund Management of the daily net asset value of the Fund,

iii.	tracking the deposit and payment of funds at Fund’s designated custodian(s);

iv.	preparing letters for a Director’s or other authorized persons’ signature or otherwise facilitating the authorizations of payments of fees and expenses of service providers and Fund Management;

v.	completing all necessary compliance and reporting for the Fund as agreed to with Fund Management; and

vi.	maintaining the customary financial and accounting books and records of Fund, inclusive of expense budgets and expense accruals.

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

vii.	Calculate the daily Net Asset Value of the Fund and the daily change in Net Asset Value of the Fund

2)
Fund Management will provide Pyxis a daily trade blotter in electronic form and Pyxis will use such input as its data source for transactions.  Those transactions will be reconciled with brokerage/custodian reports and discrepancies reported when found.

3)	Underlying Manager Reports. If applicable, Pyxis will solicit and collect daily valuations of interests in other private investment entities (“sub-managers”) from the managers of such entities.

4)
Cash Activity.  Fund Management will, on a timely basis, provide Pyxis with details of purchases and redemptions of Fund shares by its parent, and other cash activity for each day, using Pyxis-provided spreadsheets formatted for that purpose.

5)
Financial Controls.  Fund will inform Pyxis through written communications (e.g., letter, facsimile, electronic mail) of all Fund expenses and anticipated capital redemptions.  Pyxis will prepare “letters of authorization” (“LOAs”) for Fund to direct the custodian regarding cash disbursements for such expenses and capital redemptions, and, in support of Fund’s financial controls, respond to custodian’s inquiries regarding Pyxis’ preparation of such LOAs.  Fund and Pyxis may enter into agreements with Fund’s designated custodian as necessary to permit Pyxis to verify wire instructions; however, Pyxis shall not have authority to transfer funds.  Pyxis shall not have custody of Fund capital.

6)
Fund Financials, Audits and Tax Preparatory Work.  On a timely basis, Pyxis will prepare all necessary supporting schedules for year-end audit and tax preparation (if applicable) and furnish all available financial records requested by Fund’s independent auditor in such detail as such auditor and tax preparer may reasonably request.  Pyxis will prepare annual and semi-annual financial statements for Fund approval.  AFS will not be responsible for preparing non-US tax forms and tax returns if required by the Fund.  These will be prepared by the fund’s tax preparer.  As agreed to in the Administration Agreement, AFS will provide tax services to the U.S. Fund that incorporate certain tax requirements of the Fund.  To that end, Pyxis will provide, as frequently as quarterly, a calculation for the Fund of the amounts to be included in the gross income of the U.S. Fund under Internal Revenue Code section 951(a)(1)(A)(i).  On a timely basis, Pyxis will prepare all holdings information for regulatory filings and furnish to AFS in such detail as reasonably requested.

7)
Records Retention.  The Co-Administrators shall preserve their material administrative Fund records for such period as may be required by applicable law or until delivered to Fund or any duly appointed successor vendor .  All such records shall be the property of the Fund.

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

EXHIBIT B
AUTHORIZED PERSONS

	Name	Telephone	Facsimile	e-mail address	Signature
1.	Patrick J. Kane	303-454-5502	303-454-8154	patrick.kane@wakefieldfunds.com	/s/ Patrick J. Kane
2.	Patrick F. Hart, III	303-454-5501	303-454-8154	patrick.hart@wakefieldfunds.com	/s/ Patrick F. Hart III
3.	Michael B. Egan, II	303-226-1334	303-454-8154	michael.egan@wakefieldfunds.com	/s/ Michael B. Egan II

Administrative Services Agreement
WMFS Fund Limited
Pyxis Global Financial Services

EXHIBIT C
FUND SERVICES FEE SCHEDULE

1.	Setup or boarding fees – WAIVED.

2.	Servicing Fees

The following annual fees are due and payable to Pyxis monthly in arrears on the first business day of each calendar month and beginning on the Effective Date of this agreement (the “Fees”).  Pyxis shall provide a monthly invoice for the Fees to the Fund. Fees are calculated based upon the aggregate Net Asset Value (NAV) as described in the table below.

Fees not received by the last day of each calendar month are Past Due.  Upon 5 (five) days written notice by Pyxis to the Fund pursuant to Section 16 Notices Pyxis will have the right to stop providing all services under this Agreement if fees remain Past Due.  Past Due balances will accrue interest at 1.5% per month and the Fund will be responsible for all collection costs and attorney fees incurred by Pyxis in collecting any and all amounts called for under this Agreement.

Fee Calculation Table

Asset Levels (Fund Net Asset Value)	Annual Basis Points
$156,000,000 or less	Monthly Minimum
$156,000,001 to $500,000,000	5.0 BPS
$500,000,001 to $1,000,000,000	3.0 BPS
$1,000,000,001 and greater	2.0 BPS

a.	The minimum monthly fee for services shall be $6,500 per month for the services described above.

b.	Reserved.